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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                            Arbor Realty Trust, Inc.
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                                (Name of Issuer)



                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)



                                    038923108
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                                 (CUSIP Number)



                                 August 25, 2005
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             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]   Rule 13d-1(b)
      [X]   Rule 13d-1(c)
      [ ]   Rule 13d-1(d)



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CUSIP NO.  038923108                  13G                      PAGE 2 OF 5 PAGES

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  1.     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         C. Michael Kojaian
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  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]

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  3.     SEC USE ONLY


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  4.     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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                             5.    SOLE VOTING POWER                   1,002,000
        NUMBER OF
          SHARES          ------------------------------------------------------
       BENEFICIALLY          6.    SHARED VOTING POWER                 0
         OWNED BY
           EACH           ------------------------------------------------------
        REPORTING            7.    SOLE DISPOSITIVE POWER              1,002,000
       PERSON WITH
                          ------------------------------------------------------
                             8.    SHARED DISPOSITIVE POWER            0

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  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                   1,002,000
         REPORTING PERSON

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  10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*

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  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)             5.9%

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  12.    TYPE OF REPORTING PERSON*                                     IN

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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.  038923108                  13G                      PAGE 3 OF 5 PAGES

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  1.     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Kojaian Ventures, L.L.C.
--------------------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
  3.     SEC USE ONLY


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  4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          Michigan, United States of America
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                             5.    SOLE VOTING POWER                   1,000,000
        NUMBER OF
          SHARES          ------------------------------------------------------
       BENEFICIALLY          6.    SHARED VOTING POWER                 0
         OWNED BY
           EACH           ------------------------------------------------------
        REPORTING            7.    SOLE DISPOSITIVE POWER              1,000,000
       PERSON WITH
                          ------------------------------------------------------
                             8.    SHARED DISPOSITIVE POWER            0

--------------------------------------------------------------------------------
  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                   1,000,000
         REPORTING PERSON

--------------------------------------------------------------------------------
  10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)             5.9%

--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*                                     OO

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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1(a).        Name of Issuer:

                  Arbor Realty Trust, Inc. ("ART")

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  333 Earle Ovington Boulevard
                  Suite 900
                  Uniondale, NY 11553

Item 2(a).        Names of Persons Filing:

                  C. Michael Kojaian; Kojaian Ventures, L.L.C.

Item 2(b).        Address of Principal Business Office or, if none, Residence:
                  39400 N. Woodward Avenue
                  Suite #250
                  Bloomfield Hills, MI 48304

Item 2(c).        Citizenship:

                  C. Michael Kojaian: United States of America; Kojaian Ventures, L.L.C.: Michigan

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $0.01 per share

Item 2(e).        CUSIP Number:

                  038923108

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

                  N/A

Item 4.           Ownership.

         (a)      Amount Beneficially Owned:

                  Mr. Kojaian owns 2,000 shares of common stock directly. Mr. Kojaian indirectly beneficially owns 1,000,000 shares of common stock held by Kojaian Ventures, L.L.C., the sole members of which are Mr. Kojaian and Kojaian Ventures-MM, Inc. of which Mr. Kojaian is the sole stockholder.

         (b)      Percent of Class:

                  C. Michael Kojaian owns 5.9% and Kojaian Ventures, L.L.C. owns 5.9%.


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         (c)      As of August 25, 2005, C. Michael Kojaian had the sole power to vote or to direct the vote of 1,002,000 shares of common stock and had the sole power to dispose or to direct the disposition of 1,002,000 shares of common stock. As of such date, C. Michael Kojaian had no shared power to vote or direct the vote or to dispose or to direct the disposition of shares of common stock.

                  As of August 25, 2005, Kojaian Ventures, L.L.C. had the sole power to vote or to direct the vote of 1,000,000 shares of common stock and had the sole power to dispose or to direct the disposition of 1,000,000 shares of common stock. As of such date, Kojaian Ventures, L.L.C.had no shared power to vote or direct the vote or to dispose or to direct the disposition of shares of common stock.

Item 5.           Ownership of Five Percent or Less of a Class.

                  N/A

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person.

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  N/A

Item 8.           Identification and Classification of Members of the Group.

                  N/A

Item 9.           Notice of Dissolution of Group.

                  N/A

Item 10.          Certifications.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 6, 2005


                                   /s/ C. Michael Kojaian
                                   ---------------------------------------------
                                   C. Michael Kojaian

                                   KOJAIAN VENTURES, L.L.C.

                                   By:  Kojaian Ventures-MM, Inc.,
                                        the Manager of  Kojaian Ventures, L.L.C.

                                   By: /s/ C. Michael Kojaian
                                       -----------------------------------------
                                       Name: C. Michael Kojaian
                                       Title: President


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